

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2019

Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Blvd., Suite 900
Uniondale, NY 11553

> **Re: Arbor Realty Trust Inc**
> **Form 10-K for the year ended December 31, 2018**
> **Filed February 15, 2019**
> **File No. 001-32136**

Dear Mr. Elenio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities